INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

June 30, 2021

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	June 30, 2021	December 31, 2020
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	801,337	483,598
Client and trust funds on deposit	1,090,439	973,143
Investments	136,347	133,375
Accounts receivable and prepaid expenses	243,037	240,849
Income taxes receivable	3,865	7,687
Total current assets	2,275,025	1,838,652
Capital assets, net	48,069	46,978
Right-of-use assets	80,341	50,620
Intangibles [note 2]	5,040,031	4,290,998
Deferred income taxes	32,969	7,846
Other assets	161,429	124,742
Total assets	7,637,864	6,359,836
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	325,605	315,884
Current portion of provisions and other financial liabilities [note 4]	367,701	275,710
Dividends payable [note 6]	72,208	75,297
Client and trust funds payable	1,076,928	961,080
Income taxes payable	11,946	3,209
Current portion of long-term debt [note 3]	—	203,805
Current portion of lease liabilities	19,278	14,926
Total current liabilities	1,873,666	1,849,911
Long-term debt [note 3]	3,350,222	2,252,311
Provisions and other financial liabilities [note 4]	234,698	107,842
Deferred income taxes	480,171	470,735
Lease liabilities	85,037	61,307
Total liabilities	6,023,794	4,742,106
Equity
Share capital [note 5(a)]	1,838,070	1,867,997
Contributed surplus	29,991	22,817
Deficit	(250,487)	(287,621)
Accumulated other comprehensive loss	(46,401)	(20,746)
Total equity attributable to the shareholders of the Company	1,571,173	1,582,447
Non-controlling interests	42,897	35,283
Total equity	1,614,070	1,617,730
Total liabilities and equity	7,637,864	6,359,836
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended June 30

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	441,139	386,876
Administration fees	193,683	75,851
Redemption fees	1,036	1,748
Realized and unrealized gain on investments	3,936	5,162
Other income	22,632	6,000
	662,426	475,637

EXPENSES
Selling, general and administrative	165,614	108,953
Trailer fees	136,394	121,002
Advisor and dealer fees	99,346	53,610
Deferred sales commissions	1,286	1,443
Amortization and depreciation [note 10]	21,371	10,039
Interest and lease finance	24,249	15,764
Other [notes 3 and 4]	47,604	3,989
	495,864	314,800
Income before income taxes	166,562	160,837

Provision for income taxes
Current	54,764	40,200
Deferred	(6,614)	873
	48,150	41,073
Net income for the period	118,412	119,764
Net income (loss) attributable to non-controlling interests	792	(399)
Net income attributable to shareholders	117,620	120,163
Basic earnings per share attributable to shareholders [note 5(e)]	$0.58	$0.56
Diluted earnings per share attributable to shareholders [note 5(e)]	$0.57	$0.55

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	(10,475)	95
Total other comprehensive income (loss), net of tax	(10,475)	95
Comprehensive income for the period	107,937	119,859
Comprehensive income (loss) attributable to non-controlling interests	792	(399)
Comprehensive income attributable to shareholders	107,145	120,258
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the six-month period ended June 30

	2021	2020
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	866,261	809,455
Administration fees	361,149	152,052
Redemption fees	2,698	4,603
Realized and unrealized gain (loss) on investments	8,149	(7,463)
Other income	64,570	16,282
	1,302,827	974,929

EXPENSES
Selling, general and administrative	305,829	223,947
Trailer fees	267,170	252,056
Advisor and dealer fees	200,869	106,064
Deferred sales commissions	3,203	4,688
Amortization and depreciation [note 10]	40,954	18,633
Interest and lease finance	45,571	30,376
Other [notes 3 and 4]	110,520	14,973
	974,116	650,737
Income before income taxes	328,711	324,192

Provision for income taxes
Current	104,400	86,029
Deferred	(18,889)	(1,495)
	85,511	84,534
Net income for the period	243,200	239,658
Net income (loss) attributable to non-controlling interests	1,405	(720)
Net income attributable to shareholders	241,795	240,378
Basic earnings per share attributable to shareholders [note 5(e)]	$1.18	$1.10
Diluted earnings per share attributable to shareholders [note 5(e)]	$1.17	$1.10

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	(26,428)	133
Total other comprehensive income (loss), net of tax	(26,428)	133
Comprehensive income for the period	216,772	239,791
Comprehensive income (loss) attributable to non-controlling interests	632	(720)
Comprehensive income attributable to shareholders	216,140	240,511
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the six-month period ended June 30

	Share capital [note 5(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	241,795	(25,655)	216,140	632	216,772
Dividends declared [note 6]	—	—	(71,824)	—	(71,824)	—	(71,824)
Shares repurchased, net of tax	(104,515)	—	(132,837)	—	(237,352)	—	(237,352)
Business combination [note 2]	—	—	—	—	—	7,753	7,753
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 5]	74,469	—	—	—	74,469	—	74,469
Issuance of share capital for equity-based plans, net of tax	119	(119)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	7,293	—	—	7,293	—	7,293
Net distributions from non-controlling interests	—	—	—	—	—	(771)	(771)
Change during the period	(29,927)	7,174	37,134	(25,655)	(11,274)	7,614	(3,660)
Balance, June 30, 2021	1,838,070	29,991	(250,487)	(46,401)	1,571,173	42,897	1,614,070

Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	240,378	133	240,511	(720)	239,791
Dividends declared [note 6]	—	—	(76,124)	—	(76,124)	—	(76,124)
Shares repurchased, net of tax	(67,576)	—	(80,557)	—	(148,133)	—	(148,133)
Business combination [note 2]	—	—	(3,373)	—	(3,373)	31,608	28,235
Issuance of share capital for equity-based plans, net of tax	1,494	(1,494)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	4,171	—	—	4,171	—	4,171
Change during the period	(66,082)	2,677	80,324	133	17,052	30,888	47,940
Balance, June 30, 2020	1,878,229	26,112	(393,689)	388	1,511,040	36,256	1,547,296
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended June 30

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	118,412	119,764
Add (deduct) items not involving cash
Realized and unrealized gain	(5,307)	(5,162)
Fair value change - acquisition liabilities [note 4]	22,410	—
Contingent consideration recorded as compensation [note 4]	939	—
Equity-based compensation	6,660	2,841
Amortization and depreciation	21,371	10,039
Deferred income taxes	(6,614)	873
Loss on repurchase of long-term debt	212	194
Cash provided by operating activities before net change in operating assets and liabilities	158,083	128,549
Net change in operating assets and liabilities	(27,989)	80,145
Cash provided by operating activities	130,094	208,694

INVESTING ACTIVITIES
Purchase of investments	(1,384)	(4,515)
Proceeds on sale of investments	6,194	21,043
Additions to capital assets	(1,255)	(3,291)
Decrease (increase) in other assets	(41,780)	7,968
Additions to intangibles	(2,113)	(4,862)
Cash paid to settle contingent liabilities [note 4]	(45,468)	—
Acquisition of subsidiaries, net of cash acquired [note 2]	(371,958)	(31,349)
Cash used in investing activities	(457,764)	(15,006)

FINANCING ACTIVITIES
Repayment of long-term debt	(16,514)	(35,000)
Issuance of long-term debt	1,075,460	307,597
Repurchase of long-term debt	(4,779)	(30,000)
Repurchase of share capital	(132,043)	(46,524)
Payment of lease liabilities	(4,203)	(3,192)
Net contributions from non-controlling interest	(580)	—
Dividends paid to shareholders [note 6]	(36,728)	(38,995)
Cash provided by in financing activities	880,613	153,886
Net increase in cash and cash equivalents during the period	552,943	347,574
Cash and cash equivalents, beginning of period	248,394	182,723
Cash and cash equivalents, end of period	801,337	530,297
(*) Included in operating activities are the following:
Interest paid	30,281	10,861
Income taxes paid	46,401	(413)
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the six-month period ended June 30

	2021	2020
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	243,200	239,658
Add (deduct) items not involving cash
Realized and unrealized (gain) loss	(9,521)	7,463
Fair value change - acquisition liabilities [note 4]	44,619	—
Contingent consideration recorded as compensation [note 4]	939	—
Equity-based compensation	9,668	5,614
Amortization and depreciation	40,954	18,633
Deferred income taxes	(18,889)	(1,495)
Loss on long-term debt [note 3]	24,920	194
Cash provided by operating activities before net change in operating assets and liabilities	335,890	270,067
Net change in operating assets and liabilities	(16,120)	54,514
Cash provided by operating activities	319,770	324,581

INVESTING ACTIVITIES
Purchase of investments	(1,488)	(14,911)
Proceeds on sale of investments	6,194	21,069
Additions to capital assets	(3,136)	(9,241)
Decrease in other assets	(39,875)	(7,049)
Additions to intangibles	(5,728)	(8,100)
Cash paid to settle acquisition liabilities [note 4]	(45,468)	—
Acquisition of subsidiaries, net of cash acquired [note 2]	(374,272)	(41,731)
Cash used in investing activities	(463,773)	(59,963)

FINANCING ACTIVITIES
Repayment of long-term debt	(566,209)	(35,000)
Issuance of long-term debt	1,407,296	447,597
Repurchase of long-term debt	(50,732)	(30,000)
Repurchase of share capital	(244,787)	(150,388)
Payment of lease liabilities	(8,137)	(5,924)
Net distributions from non-controlling interests	(1,092)	—
Dividends paid to shareholders [note 6]	(74,597)	(78,966)
Cash provided by financing activities	461,742	147,319
Net increase in cash and cash equivalents during the period	317,739	411,937
Cash and cash equivalents, beginning of period	483,598	118,360
Cash and cash equivalents, end of period	801,337	530,297
(*) Included in operating activities are the following:
Interest paid	49,264	28,795
Income taxes paid	91,256	20,544
(see accompanying notes)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on August 9, 2021.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2020. Certain comparative figures have been reclassified to conform to the current period presentation.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], Lawrence Park Asset Management [“LPAM”], CI Private Counsel LP, and their respective subsidiaries. CI

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries. LPAM amalgamated with CI Investments on July 1, 2021.
•CI’s wholly owned U.S. subsidiaries include, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Roosevelt Investment Group, Inc., and Dowling & Yahnke, LLC. CI has a controlling interest in Surevest LLC, OCM Capital Partners LLC, The Cabana Group, LLC, Stavis & Cohen Financial, LLC, RGT Wealth Advisors, LLC [“RGT”], Barrett Asset Management, LLC, Brightworth, LLC [“Brightworth”], Segall Bryant and Hamil, LLC , and their respective subsidiaries, [together, the “U.S. RIAs”].
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•CI holds a controlling interest in GSFM and RGT with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM and RGT to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income.
•For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.
Hereafter, CI and its subsidiaries are referred to as CI.
2. BUSINESS ACQUISITION
[A] Acquisitions - six-month period ended June 30, 2021
CIPW Advisory Inc.
During the three-month period ended June 30, 2021, CI acquired a controlling interest in CIPW Advisory Inc. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
Stonegate Services Halifax
During the six-month period ended June 30, 2021, CI acquired a controlling interest in Stonegate Services Halifax Incorporated. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Lawrence Park Asset Management
During the three-month period ended June 30, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
Axia Real Assets LP
During the six-month period ended June 30, 2021, CI entered into a newly formed joint venture, Axia Real Assets LP [“Axia”], an alternative investment manager focused on global real estate and infrastructure. The investment in Axia has been accounted for using the equity method of accounting.
U.S. Registered Investment Advisors
During the three-month period ended June 30, 2021, CI completed the acquisition of controlling interests in the following registered investment advisory firms, which are included in the wealth management segment:
•Segall Bryant & Hamill, LLC
•Barrett Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
During the three-month period ended June 30, 2021, CI increased its ownership in Congress Wealth Management, LLC.
On June 28, 2021, CI reached an agreement to acquire a controlling interest in Radnor Financial Advisors, a comprehensive wealth and investment management firm. The details of the acquisition are being finalized and is expected to close by September 30, 2021.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[B] Net Assets Acquired - six-month period ended June 30, 2021
Details of the net assets acquired during the six-month period ended June 30, 2021, at fair value, are as follows:

	Wealth Management	Asset Management	Total
	$	$	$
Cash and cash equivalents	19,396	145	19,541
Accounts receivable and prepaid expenses	30,782	292	31,074
Capital assets	4,441	68	4,509
Right-of-use assets	35,548	—	35,548
Deferred tax	(8,285)	(1,344)	(9,629)
Intangibles	322,484	5,041	327,525
Other assets	349	24	373
Accounts payable and accrued liabilities	(40,876)	(233)	(41,109)
Long term debt	(82,276)	—	(82,276)
Lease liabilities	(35,548)	—	(35,548)
Fair value of identifiable net assets	246,015	3,993	250,008
Non-controlling interest	(7,684)	—	(7,684)
Acquisition date fair value of initial interest	—	(2,016)	(2,016)
Goodwill on acquisition	461,360	2,463	463,823
Total acquired cost	699,691	4,440	704,131

Cash consideration	390,373	3,440	393,813
Share consideration	61,459	1,000	62,459
Provision for other liabilities	247,859	—	247,859
	699,691	4,440	704,131
Included in intangibles are fund administration contracts with a fair value of $298,355 with a finite life of 12 years and indefinite life fund management contracts of $29,069. Goodwill of $435,413 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable in cash and shares of CI. Deferred consideration payable in cash of $176,115, is payable within 1 year from the date of acquisition. Contingent consideration of $71,744 is payable in cash within 1 to 4 years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in 2 years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded is in Note 4.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date. The details of the acquisition are being finalized and is expected to close by September 30, 2021.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[C] Acquisition - subsequent to June 30, 2021
On August 10, 2021, CI reached an agreement to acquire Budros, Ruhlin & Roe, Inc., a leading Columbus-based wealth management firm. The details of the acquisition are being finalized and is expected to close by December 31, 2021.
3. LONG-TERM DEBT
Long-term debt consists of the following:

				As at	As at
				June 30, 2021	December 31, 2020
Loan payable			Maturity date	$	$
Fiduciary Network, LLC			April 30, 2026	66,321	—
				66,321	—
Debenture principal amount	Interest rate	Issued date	Maturity date
$200 million	2.775%	November 25, 2016	November 25, 2021	—	203,805
$325 million	3.520%	July 20, 2018	July 20, 2023	—	323,944
$301 million	3.215%	July 22, 2019	July 22, 2024	300,072	348,454
$450 million	3.759%	May 26, 2020	May 26, 2025	448,030	447,829
$250 million	3.904%	September 27, 2017	September 27, 2027	248,961	248,891
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,183,181	883,193
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,103,657	—
				3,283,901	2,456,116
Long-term debt				3,350,222	2,456,116
Credit facility
CI maintains a $700,000 revolving credit facility with three Canadian chartered banks. There were no outstanding borrowings under this facility as at June 30, 2021.
Debentures and notes
During the three and six-month period ended June 30, 2021, CI completed an offering pursuant to which it issued $900,000 USD principal amount of notes due June 15, 2051 [the “2051 Notes”]. Interest on the 2051 Notes is paid semi-annually in arrears at a rate of 4.100%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under a prior credit facility.
During the six-month period ended June 30, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [“the 2021 Debentures”] at an average price of $101.903 and recorded a loss of $3,805, included in other expenses. CI also redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

In connection with the redemption of the 2021 Debentures, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the three and six-month period ended June 30, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses.
Fiduciary Network, LLC loan
As a result of CI’s acquisition of Brightworth, on April 30, 2021, CI assumed a loan agreement payable to Fiduciary Network, LLC in the amount of $66,937 USD, maturing April 30, 2026. On April 30, 2021, CI repaid $13,434 USD. As at June 30, 2021, $53,503 USD ($66,321 CAD) remains outstanding. The loan bears interest at a fixed amount of $1,200 USD annually.
4. PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the six-month period ended June 30, 2021 and the year ended December 31, 2020, are as follows:

	6-month period ended		Year ended
	June 30, 2021		December 31, 2020
	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
Provisions and other financial liabilities, beginning of period	46,181	337,371	25,563	7,573
Additions	13,746	252,889	56,277	334,616
Amounts used	(25,917)	(57,478)	(34,869)	(701)
Amounts reversed	(5)	(952)	(790)	—
Fair value change - acquisition liabilities	—	44,619	—	—
Translation - acquisition liabilities	—	(8,055)	—	(4,117)
Provisions and other financial liabilities, end of period	34,005	568,394	46,181	337,371
Current portion of provisions and other financial liabilities	8,262	359,438	45,298	230,412
ACQUISITION RELATED LIABILITIES
Included in provisions and other financial liabilities as at June 30, 2021, and in connection with business acquisitions, are amounts payable for contingent consideration of $239,022 [December 31, 2020 – 131,122], deferred consideration of $213,814 [December 31, 2020 – 96,855] and put options payable of $115,558 [December 31, 2020 – 109,394], payable in cash

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

and shares, including foreign exchange translation adjustments since the date of acquisition. During the three months ended June 30, 2021, and included in additions, is contingent consideration recorded as compensation of $939. During the three and six-month period ended June 30, 2021, CI paid deferred consideration of $45,468 and shares of $12,010 related to the acquisitions. Fair value adjustments to the acquisition liabilities are included in other expenses. During the three and six-month period ended June 30, 2021 and the year ended December 31, 2020, there were no shareholders who exercised their put to CI.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain.
During the three and six-month period ended June 30, 2021, CI recorded provisions of $13,042 and $13,746 for legal and severance, respectively [December 31, 2020 – $56,277]. As at June 30, 2021, a provision of $34,005 remains [December 31, 2020 – $46,181].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

5. SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance for acquisition of subsidiaries, net of issuance costs	2,034	35,434
Issuance of share capital on vesting of restricted share units	522	8,488
Share repurchases, net of tax	(13,990)	(120,236)
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	125	2,315
Issuance of share capital on vesting of restricted share units	7	80
Share repurchases, net of tax	(6,546)	(50,611)
Common shares, balance, March 31, 2021	203,944	1,819,781
Issuance for acquisition of subsidiaries, net of issuance costs	3,421	72,154
Issuance of share capital on vesting of restricted share units	3	38
Share repurchases, net of tax	(6,041)	(53,903)
Common shares, balance, June 30, 2021	201,327	1,838,070
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.
No options were granted during the three and six-month period ended June 30, 2021 or during the year ended December 31, 2020. The fair value method of accounting is used for the valuation of share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,978)	34.28
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options cancelled	(1,683)	28.46
Options outstanding, March 31, 2021	923	22.58
Options exercisable, March 31, 2021	385	27.61
Options cancelled	(4)	25.02
Options outstanding, June 30, 2021	919	22.57
Options exercisable, June 30, 2021	382	27.60
Options outstanding and exercisable as at June 30, 2021 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	537	7.7	—
27.44	331	0.7	331
28.67	51	1.7	51
18.99 to 28.67	919	4.8	382
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. During the three and six-month period ended June 30, 2021, CI granted 84 and 1,693 thousand RSUs, respectively [three and six-month period ended June 30, 2020 – 13 and 368 thousand RSUs, respectively], including 21 and 26 thousand RSUs granted, to reflect dividends declared on the common shares, respectively [three and six-month period ended June 30, 2020 – 13 and 18 thousand RSUs, respectively]. Also during the three and six-month period ended June 30, 2021, 3 and 10 thousand RSUs were exercised, and 20 and 30 thousand RSUs were forfeited, respectively [three and six-month period ended June 30, 2020 – 2 and 87 thousand RSUs exercised, and 6 and 11 thousand RSUs forfeited, respectively]. During the three and six-month period ended June 30, 2021, CI credited contributed surplus for $6,588 and $9,523, respectively, related to compensation expense recognized for the RSUs [three and six-month period ended June 30, 2020 – $2,738 and $5,408, respectively]. As at June 30, 2021, 2,157 thousand RSUs are outstanding [December 31, 2020 – 504 thousand RSUs].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During the three and six-month period ended June 30, 2021, 4.3 thousand and 7.0 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and six-month period ended June 30, 2020 – 2.7 thousand and 5.9 thousand DSUs granted, respectively, and nil exercised]. An expense of $260 and $388 was recorded during the three and six-month period ended June 30, 2021 [three and six-month period ended June 30, 2020 – $127 and $$7, respectively]. As at June 30, 2021, included in accounts payable and accrued liabilities, is an accrual of $903 for amounts to be paid under the DSU Plan [December 31, 2020 – $515].
[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three and six-month period ended June 30:

	3 months ended	6 months ended	3 months ended	6 months ended
[in thousands]	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2020
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$117,620	$241,795	$120,163	$240,378

Denominator:
Weighted average number of common shares - basic	203,040	205,246	216,203	217,877
Weighted average effect of dilutive stock options and RSU awards (*)	2,456	1,921	1,456	1,456
Weighted average number of common shares - diluted	205,496	207,167	217,659	219,333

Net earnings per common share attributable to shareholders
Basic	$0.58	$1.18	$0.56	$1.10
Diluted	$0.57	$1.17	$0.55	$1.10
(*) The determination of the weighted average number of common shares - diluted excludes 382 and 1,388 thousand shares related to stock options that were anti-dilutive for the three and six-month period ended June 30 2021, respectively [three and six-month period ended June 30, 2020 - 2,866 thousand shares].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at July 31, 2021:

[in thousands]
Shares outstanding at July 31, 2021	199,657
Options to purchase shares	919
RSU awards	2,253
202,829

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

6. DIVIDENDS
The following dividends were paid by CI during the three and three and six-month period ended June 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869
March 31, 2021	April 15, 2021	0.18	36,728
Paid during the three-month period ended June 30, 2021			36,728
Paid during the six-month period ended June 30, 2021			74,597
The following dividends were declared but not paid during the three-month period ended June 30, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
June 30, 2021	July 15, 2021	0.18	36,104
September 30, 2021	October 15, 2021	0.18	36,104
Declared and accrued as at June 30, 2021			72,208
The following dividends were paid by CI during the three and six-month period ended June 30, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three-month period ended March 31, 2020			39,971
March 31, 2020	April 15, 2020	0.18	38,995
Paid during the three-month period ended June 30, 2020			38,995
Paid during the six-month period ended June 30, 2020			78,966

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

7. FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	June 30, 2021	December 31, 2020
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	801,337	483,598
Investments	136,347	133,375
Other assets	17,710	12,210
Amortized cost
Client and trust funds on deposit	1,090,439	973,143
Accounts receivable	211,556	219,074
Other assets	54,657	44,314
Total financial assets	2,312,046	1,865,714

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	356,352	240,516
Amortized cost
Accounts payable and accrued liabilities	302,463	308,797
Provisions for other liabilities	246,046	143,036
Dividends payable	72,208	75,297
Client and trust funds payable	1,076,928	961,080
Long-term debt	3,350,222	2,456,116
Total financial liabilities	5,404,219	4,184,842
CI’s investments as at June 30, 2021 and December 31, 2020, include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at June 30, 2021, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. There have been no transfers between level 1, level 2 and level 3 during the period.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at June 30, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	121,100	36,442	81,002	3,656
Securities owned, at market	15,247	15,247	—	—
Total investments	136,347	51,689	81,002	3,656
Investments consist of the following as at December 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,126	37,193	77,278	3,655
Securities owned, at market	15,249	15,249	—	—
Total investments	133,375	52,442	77,278	3,655
Included in other assets are long-term private equity strategic investments of $17,710 [December 31, 2020 – $12,210] valued using level 3 inputs.
Included in provisions and other financial liabilities, as at June 30, 2021, is put options payable on non-controlling interest of $115,558 [December 31, 2020 – $109,394] and contingent consideration payable of $239,022 [December 31, 2020 – $131,122] carried at fair value and classified as level 3 in the fair value hierarchy. Long-term debt as at June 30, 2021 includes debentures with a fair value of $3,449,877 [December 31, 2020 – $2,575,740], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.
8. CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at June 30, 2021, cash and cash equivalents of $29,837 [December 31, 2020 – $14,680] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at June 30, 2021 and December 31, 2020, CI met its capital requirements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	June 30, 2021	December 31, 2020
	$	$
Shareholders’ equity	1,571,173	1,582,447
Long-term debt	3,350,222	2,456,116
Total capital	4,921,395	4,038,563
9. SEGMENTED INFORMATION
CI has two reportable segments: asset management and wealth management. These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities.
The asset management segment includes the operating results and financial position of CI Investments, GSFM, Marret and LPAM, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.
The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended June 30, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	445,540	—	(4,401)	441,139
Administration fees	—	240,330	(46,647)	193,683
Other revenue	8,191	19,413	—	27,604
Total revenue	453,731	259,743	(51,048)	662,426

Selling, general and administrative	93,500	76,655	(4,541)	165,614
Trailer fees	144,894	—	(8,500)	136,394
Advisor and dealer fees	—	137,278	(37,932)	99,346
Deferred sales commissions	1,361	—	(75)	1,286
Amortization and depreciation	6,067	15,305	—	21,372
Other expenses	27,468	20,136	—	47,604
Total expenses	273,290	249,374	(51,048)	471,616

Income before income taxes and non-segmented items	180,441	10,369	—	190,810
Interest and lease finance				(24,249)
Provision for income taxes				(48,150)
Net income for the period				118,411

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended June 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	390,080	—	(3,204)	386,876
Administration fees	—	113,875	(38,024)	75,851
Other revenue	2,521	10,389	—	12,910
Total revenue	392,601	124,264	(41,228)	475,637

Selling, general and administrative	79,455	32,702	(3,204)	108,953
Trailer fees	127,731	—	(6,729)	121,002
Advisor and dealer fees	—	84,819	(31,209)	53,610
Deferred sales commissions	1,529	—	(86)	1,443
Amortization and depreciation	6,174	3,865	—	10,039
Other expenses	3,419	570	—	3,989
Total expenses	218,308	121,956	(41,228)	299,036

Income before income taxes and non-segmented items	174,293	2,308	—	176,601
Interest and lease finance				(15,764)
Provision for income taxes				(41,073)
Net income for the period				119,764

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the six-month period ended June 30, 2021 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	874,788	—	(8,527)	866,261
Administration fees	—	452,636	(91,487)	361,149
Other revenue	32,876	42,541	—	75,417
Total revenue	907,664	495,177	(100,014)	1,302,827

Selling, general and administrative	182,539	132,087	(8,797)	305,829
Trailer fees	283,939	—	(16,769)	267,170
Advisor and dealer fees	—	275,119	(74,250)	200,869
Deferred sales commissions	3,401	—	(198)	3,203
Amortization and depreciation	13,261	27,693	—	40,954
Other expenses	57,878	52,642	—	110,520
Total expenses	541,018	487,541	(100,014)	928,545

Income before income taxes and non-segmented items	366,646	7,636	—	374,282
Interest and lease finance				(45,571)
Provision for income taxes				(85,511)
Net income for the period				243,200

Indefinite life intangibles
Goodwill	1,312,806	1,190,727	—	2,503,533
Fund contracts	1,774,791	29,317	—	1,804,108
Total indefinite life intangibles	3,087,597	1,220,044	—	4,307,641

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the six-month period ended June 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	816,376	—	(6,921)	809,455
Administration fees	—	233,935	(81,883)	152,052
Other revenue	(7,276)	20,698	—	13,422
Total revenue	809,100	254,633	(88,804)	974,929

Selling, general and administrative	164,327	66,541	(6,921)	223,947
Trailer fees	265,956	—	(13,900)	252,056
Advisor and dealer fees	—	173,758	(67,694)	106,064
Deferred sales commissions	4,977	—	(289)	4,688
Amortization and depreciation	12,025	6,608	—	18,633
Other expenses	12,642	2,331	—	14,973
Total expenses	459,927	249,238	(88,804)	620,361

Income before income taxes and non-segmented items	349,173	5,395	—	354,568
Interest and lease finance				(30,376)
Provision for income taxes				(84,534)
Net income for the period				239,658

As at December 31, 2020
Indefinite life intangibles
Goodwill	1,311,873	741,799	—	2,053,672
Fund contracts	1,778,901	—	—	1,778,901
Total indefinite life intangibles	3,090,774	741,799	—	3,832,573

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts]

10. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	6 months ended	3 months ended	6 months ended
	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2020
	$	$	$	$
Depreciation of capital assets	3,216	6,360	3,039	6,005
Depreciation of right-of-use assets	3,498	6,538	2,388	4,741
Amortization of intangibles	14,254	26,214	4,191	7,079
Amortization of debenture transaction costs	403	1,842	421	808
Total amortization and depreciation	21,371	40,954	10,039	18,633
11. UPDATE ON COVID-19
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.
CI is monitoring the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.